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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                              (Amendment No. 19)

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          AMERICAN BANKERS INSURANCE
                                 GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                          AMERICAN BANKERS INSURANCE
                                 GROUP, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE,
   INCLUDING THE ASSOCIATED SERIES C PARTICIPATING PREFERRED STOCK PURCHASE
                                    RIGHTS
                        (TITLE OF CLASS OF SECURITIES)

                                  24456 10 5
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               GERALD N. GASTON
             Vice Chairman, President and Chief Executive Officer
                    American Bankers Insurance Group, Inc.
                           11222 Quail Roost Drive
                             Miami, FL 33157-6596
                                (305) 253-2244
     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                  COPIES TO:

        MORTON A. PIERCE, ESQ.           JOSEPHINE CICCHETTI, ESQ.
       JONATHAN L. FREEDMAN, ESQ.       Jorden Burt Boros Cicchetti
         Dewey Ballantine LLP              Berenson & Johnson LLP
      1301 Avenue of the Americas      777 Brickell Avenue, Suite 500
          New York, NY 10019                  Miami, FL 33131
           (212) 259-8000                     (305) 371-2600

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   This Amendment No. 19 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9, dated February 6, 1998 (as amended, the "Schedule 14D-9") of American Bankers Insurance Group, Inc., a Florida Corporation (the "Company" or "American Bankers"), filed in connection with the Cendant Offer. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   The response to Item 7 is hereby amended and supplemented as follows:

   As previously disclosed, from time to time, representatives of the Company and representatives of Cendant have discussed possible modifications to the terms of the Cendant Merger Agreement, including a change in the mix of consideration to increase the cash component and changing the transaction to a taxable transaction. No agreement regarding any such modifications has been reached and there can be no assurance that such discussions will result in any agreement being reached. If no agreement regarding the terms of any modifications to the terms of the Cendant Merger Agreement is reached, the current Cendant Merger Agreement will remain in effect in accordance with its terms.

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      AMERICAN BANKERS INSURANCE GROUP, INC.


                                      By: /s/ GERALD N. GASTON
                                          ------------------------------------
                                          Name: Gerald N. Gaston
                                          Title: Chief Executive Officer,
                                                 President and Vice Chairman

Date: September 24, 1998